                           Contango Oil & Gas Company
                        3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098
                              (713) 960-1901 Phone
                               (713) 960-1065 Fax

June 21, 2002

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ms. Melinda Kramer

Re: Contango Oil & Gas Company Registration Statement on Form S-1 (Registration No. 333-89900)


Ladies and Gentlemen:

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, Contango Oil & Gas Company hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-89900), which was filed with the Securities and Exchange Commission on June 6, 2002 and became effective on June 20, 2002 pursuant to Section 8(a) of the Securities Act. The grounds for withdrawal are that Contango has decided not to go forward with the offering of the securities included on the registration statement.

Very truly yours,



/s/  Kenneth R. Peak
President and Chief Executive Officer